

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 11, 2010

Mr. Mark W. Oppegard
Chief Executive Officer
NBC Acquisition Corp. and Nebraska Book Company, Inc.
4700 South 19th Street
Lincoln, Nebraska 68501-0529

   Re: **NBC Acquisition Corp.**
      Nebraska Book Company, Inc.
      Forms 10-K for Fiscal Year Ended March 31, 2009
      Filed June 25, 2009
      Forms 10-Q for Fiscal Quarter Ended September 30, 2009
      Filed November 12, 2009
      File Nos. 333-48225 and 333-48221

Dear Mr. Oppegard:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             William H. Thompson
             Accounting Branch Chief